Exhibit (d)(32)(i)

AMENDMENT TO SUB-ADVISORY BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

THOMPSON, SIEGEL & WALMSLEY LLC

THIS AMENDMENT is made as of March 1, 2014, to the Sub-Advisory Agreement dated February 28, 2011, as amended (the “Agreement”), between Transamerica Asset Management, Inc. (the “Investment Adviser”) and Thompson, Siegel & Walmsley LLC (the “Sub-Adviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

Schedule A to the Agreement is hereby deleted and replaced in its entirety with the attached revised Schedule A, and all references in the Agreement to Schedule A shall be deemed to refer to the attached Schedule A.

In all other respects, the Sub-Advisory Agreement dated February 28, 2011, as amended, is confirmed and remains in full force and effect.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples
Name:	Christopher A. Staples
Title:	Senior Vice President and Chief Investment Officer, Advisory Services

THOMPSON, SIEGEL & WALMSLEY LLC

By:	/s/ Horace P. Whitworth
Name:	Horace P. Whitworth
Title:	Co-Chief Executive Officer

Schedule A

FUNDS	INVESTMENT SUB-ADVISORY FEE*
Transamerica International Equity**	0.30% of assets up to $1 billion; 0.28% over $1 billion up to $2 billion; and 0.265% of net assets in excess of $2 billion

Transamerica International Small Cap Value	0.475% of the first $300 million; 0.45% over $300 million up to $750 million; and 0.40% over $750 million

Transamerica Strategic High Income	0.30% of the first $100 million; 0.25% over $100 million up to $600 million; 0.225% over $600 million up to $1 billion; 0.20% over $1 billion up to $2 billion; and 0.185% over $2 billion

*	As a percentage of average daily net assets on an annual basis.
**	The average daily net assets for the purpose of calculating sub-advisory fees will be determined on a combined basis with Transamerica International Equity, Transamerica TS&W International Equity VP and Transamerica Partners International Equity Portfolio.